RESTORE THE MAGIC | TRIAN PARTNERS

Vote for Change at The Walt Disney Company

The Walt Disney Company is the most advantaged consumer entertainment company in the world and should have had a "winning hand" in today's evolving consumer entertainment landscape.

But instead, Disney lost its way:

- Disney fell from its envied #1 place at the box office and in animation,[1] belatedly entered the streaming business[2] and acquired additional linear TV networks at the wrong time[3]
- Consequently, financial performance has deteriorated, with nearly every relevant metric worse in FY 2023 than five years ago[4]
- Shareholders have suffered greatly: absolute and relative total shareholder return has been poor[5] and shareholders have lost tens of billions of dollars[6]

We believe the root cause of Disney's underperformance is poor oversight from a Board that lacks focus, alignment and accountability.

This year's Annual Meeting represents a critical opportunity for shareholders to vote to strengthen Disney's future. Trian has nominated **Nelson Peltz** and **Jay Rasulo** to the Board. They will bring highly relevant experience, a shareholder mindset and a much-needed sense of urgency to Disney's boardroom.

To ensure the election of Nelson Peltz and Jay Rasulo, it is essential that shareholders vote **"FOR" Nelson Peltz** and **Jay Rasulo**, and **"WITHHOLD"** on **Michael B.G. Froman**, **Maria Elena Lagomasino**, **and all three Blackwells Nominees**.

Vote using the enclosed BLUE proxy card.

Scan the QR code to download Trian's White Paper, which is also available at www.RestoreTheMagic.com.

DISCLAIMER

Except as otherwise set forth in this letter, the views expressed in this letter reflect the opinions of Trian Fund Management, L.P. and its affiliates ("Trian"), and are based on publicly available information with respect to The Walt Disney Company (the "Company"). Trian recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Trian's conclusions. Trian reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. Trian disclaims any obligation to update the information or opinions contained in this letter, except as required by law. For the avoidance of doubt, this letter is not affiliated with or endorsed by the Company.

This letter is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. Funds, investment vehicles, and accounts managed by Trian currently beneficially own shares of the Company. These funds, investment vehicles, and accounts are in the business of trading – buying and selling – securities and intend to continue trading in the securities of the Company. You should assume such funds may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

This letter contains forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian.

The estimates, projections and potential impact of the opportunities identified by Trian herein are based on assumptions that Trian believes to be reasonable as of the date of this letter, but there can be no assurance or guarantee (i) that any of the proposed actions set forth in this letter will be completed, (ii) that the actual results or performance of the Company will not differ, and such differences may be material, or (iii) that any of the assumptions provided in this letter are accurate.

ENDNOTES

[1] Variety article titled "Universal Overtakes Disney as Highest-Grossing Studio at 2023 Box Office," by Rebecca Rubin published 1/2/24; and Variety article titled "Disney's Harsh New Reality: Costly Film Flops, Creative Struggles and a Shrinking Global Box Office," by Rebecca Rubin, Brent Lang published 07/05/23.

[2] Netflix launched a digital streaming service in 2007, but Disney did not launch Disney+ until 2019.

[3] In 2019, Disney acquired Fox for $71 billion and ~67% of Fox's pro forma EBITDA was generated from linear TV networks, per a MoffettNathanson estimate that includes FX, National Geographic, and International Cable Channels, but excludes RSNs.

[4] Operating income, free cash flow and earnings per share have declined by 18%, 50% and 85%, respectively, since 2018. Source: SEC filings. Note: Earnings per Share represents "Diluted EPS from continuing operations".

[5] Disney's total shareholder return ("TSR") (defined as the total return an investor would have received if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid) through 10/06/23 is negative over the 1, 2, 3, 4, 5, 6, 7, and 8-years prior to 10/06/23. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation. Additionally, Disney's TSR vs. the S&P 500 over a 1, 3, 5, and 10 year period is -34%, -66%, -89% and -168%, respectively in such periods prior to 10/06/23. We highlight the S&P 500 here only as a widely recognized index, however, for various reasons the performance of the index and that of the securities mentioned above may not be comparable. One cannot invest directly in an index.

[6] Disney shareholders have collectively lost over $200 billion. "Over $200 billion" represents the cumulative market value lost between Disney's all-time high closing price on 03/08/21 and 10/06/23.

Additional information, including instructions for how to vote your shares and stay connected with us, can be found at: www.restorethemagic.com

RESTORE THE MAGIC | TRIAN PARTNERS